Exhibit 99.2

Dicerna Internal ONLY

11/18/21

Dicerna Employee Frequently Asked Questions (FAQs)

INTERNAL ONLY

What was announced?

Novo Nordisk and Dicerna announced a definitive agreement pursuant to which Novo Nordisk will acquire Dicerna for $38.25 per share in cash, which represents a total equity value of $3.3 billion and a premium of 80% to Dicerna’s closing price on November 17, 2021. The transaction is currently anticipated to close in the fourth quarter, subject to U.S. regulatory review.

Why is Novo Nordisk acquiring Dicerna?

Novo Nordisk has stated that the acquisition of Dicerna is strategic as it allows them to accelerate RNAi innovation and expand the development of the RNA interference technology. Novo Nordisk looks to build on our successful collaboration by combining Dicerna’s state-of-the-art RNA interference drug engine with their deep capabilities in disease biology, tissue targeting and intracellular delivery through peptides and proteins. Novo Nordisk looks forward to continuing to work with Dicerna’s highly talented team to expand their pipeline and deliver life-changing precision medicines for people living with chronic diseases such as diabetes, obesity, cardiovascular disease and NASH.

Why did we decide to proceed with a transaction with Novo Nordisk?

We believe that a combination with Novo Nordisk will help ensure the long-term vitality of our GalXC and GalXC-Plus discovery and development engine and our existing product candidates, and expand our impact with the reach and resources of Novo Nordisk.

Novo Nordisk understands the promise not only of our core programs and our GalXC technologies, but also of the highly talented team at Dicerna. Our Board of Directors determined that Novo Nordisk’s offer recognizes this value for the benefit of all our stakeholders: our shareholders, our employees and the patients who motivate our mission.

We have worked with Novo Nordisk for almost two years as part of an existing research collaboration and see their commitment to developing our platform. We also believe they have a strong values-driven culture similar to ours.

How will this transaction affect Dicerna employees?

Novo Nordisk management understands the value of our highly talented people, our amazing culture and the way we do business. They have repeatedly stressed their desire to maintain Dicerna’s autonomy and culture. Novo Nordisk is highly interested in maintaining continuity and in retaining Dicerna employees as part of the expanded Novo Nordisk organization.

We are particularly excited that their planning intends to leverage our Lexington headquarters as a significant East Coast hub and Boulder as the first facility in Colorado for their R&D organization. It is clear from our discussions that they have a lot of excitement for Dicerna’s people, our pipeline and our technology.

When do you expect the transaction to close?

The parties estimate that the transaction will close in the fourth quarter of 2021, subject to U.S. regulatory review.

When the transaction closes, what will happen to my outstanding equity awards?

Vested and Unvested Stock Options

Vested and unvested stock options with an exercise price per share less than $38.25 will be cancelled and converted into the right to receive an amount in cash for each share subject to the option equal to the difference between $38.25 and the per share exercise price of the option.

RSUs

Outstanding RSUs will be cancelled and the holder will be entitled to receive a cash payment of $38.25 per share subject to each RSU.

Payments in respect of stock options and RSUs will be subject to applicable withholding.

ESPP

The current offering period under the ESPP will conclude shortly prior to the closing and the purchase of shares will be based on contributions up to that date. Such shares will be cancelled and converted into the right to receive $38.25 per share. No new offering periods will commence under the ESPP.

What happens now?

Dicerna and Novo Nordisk continue to operate as separate companies until the deal is closed, which is expected right before the end of 2021, subject to U.S. regulatory review. Our people, culture and unique platform are large parts of what attracted Novo Nordisk to Dicerna. Novo Nordisk views Dicerna as establishing a significant East Coast hub and the first facility in Colorado for their R&D organization.

There is much work to be accomplished to support integration upon closing. The integration planning is expected to kick off on Monday, November 22. Rob Ciappenelli will take the lead on integration planning for Dicerna, and Christine Farmer will lead Novo Nordisk’s integration team. This team will be meeting to define proposed timelines and planning for integration between now and closing. The team intends to share information about these activities as it becomes available. In the meantime, we encourage everyone to maintain momentum toward delivering on our goals and objectives for 2021.

Will executive leadership and my manager remain the same?

The executive team is committed to the successful integration of Dicerna into Novo Nordisk post-closing. A new integration team will be meeting to begin integration planning and to define proposed timelines for activities post-closing. Although you should expect some changes after transaction closing, our expectation is that there will be no significant changes to our organization in the near term. Employees will be informed accordingly of any material changes.

Will anything change immediately with respect to our business?

No. Dicerna will continue to operate as an independent company until the transaction closes. Our business priorities, focus and our commitment to our patients, employees and collaboration partners have not changed.

The integration team will begin work the week of November 22, and details regarding the integration will be defined and communicated by this team as we progress. Although you should expect some changes after transaction closing, our expectation is that there will be no significant changes to our organization in the near term. Employees will be informed accordingly of any material changes.

How will the Company’s performance be determined for purposes of 2021 bonuses?

Dicerna’s annual 2021 bonuses will be awarded in accordance with our normal process but will be paid out at or prior to closing.

What will happen to my compensation?

The transaction is yet to close and until closing, we are an independent company and both your compensation and benefits package stay intact with Dicerna.

As we plan for the future, Novo Nordisk will continue to maintain a strong focus on providing all employees with attractive and market-competitive compensation packages.

What is the status of recommendations for promotion and annual salary adjustments?

Dicerna will continue with performance evaluations, and recommendations for promotions and merit increases will be reviewed by the ELT, all in accordance with our normal process. These recommendations will then become part of the post-closing integration process with Novo Nordisk.

What will happen with my healthcare and other benefits?

The transaction is yet to close, and during this time, we are an independent company and your benefits package stays intact with Dicerna. Please continue to move forward with completing open enrollment with Dicerna by November 22. The integration team, together with both HR teams, will be working on ways to provide you with information regarding Novo Nordisk’s benefits package as soon as possible and at the appropriate time. While the specific benefit options and providers offered to employees may change, Novo Nordisk is committed to providing employees benefits that are comparable.

What is the corporate culture of Novo Nordisk?

Many of you are familiar with Novo Nordisk and have worked closely with them since the start of our collaboration almost two years ago. Throughout that time, we have built a mutually strong track record between us. This collaboration has highlighted the strong compatibility between us, most notably our similar corporate values. Each of us has been long committed to science, excellence and transparency. This dedication drives both companies’ cultures. We also share a deep commitment to bringing important and effective therapies to patients in need.

Do our collaboration partners know about the acquisition by Novo Nordisk?

Yes, a communication was sent out earlier today together with the press release to all collaboration partners announcing the transaction. In addition, our Alliance Management team has reached out directly to their counterparts.

Do you expect any impact on existing collaborations?

Our collaboration partners continue to be an important part of our business, and it is business-as-usual through at least closing. The work we undertake in support of our collaborations remains an important driver in our goal of delivering RNAi therapies to patients.

Should we stop working on projects in progress with other collaboration partners?

No. This is an important time for Dicerna and we must maintain momentum on all our programs, including our existing collaborations. We are very early on in the integration planning process, and are still scoping out changes. For now, your role and responsibilities are not changing. We are committed to operating in the ordinary course until transaction closing. Please continue to push forward with your work. As usual, please work with your manager if you have questions. As we approach the end of the transaction, we will communicate any changes to employees.

Is Dicerna still pursuing plans to out-license the commercialization of nedosiran or is Novo Nordisk planning to keep nedosiran?

Dicerna remains committed to patients with PH and expects to make commercialization decisions for nedosiran in conjunction with Novo Nordisk post-closing.

Vendors/Clinics, etc. are calling and asking me questions about the transaction. What can I tell them?

Until the transaction closes, it is business as usual. You can refer them to the press release and form letter prepared for this purpose. Dicerna will also be filing materials with the SEC that will provide more information on the pending transaction. These filings will be posted on our website through the Investors & Media pages.

Can I talk to people at Novo Nordisk? Can I visit their offices?

Until the transaction closes, it is business as usual. Dicerna and Novo Nordisk continue to operate as two separate companies. Prior to closing, employees of each company should not interact or visit offices of the other company unless it is in the ordinary course of their work and/or they are directed to do so by a member of the integration team. Please consult with your manager or Legal if you have questions.

The integration team will be meeting to begin integration planning and to define proposed timelines for these activities post-closing. We expect that the team will share information about these activities when possible.

What will be our branding/corporate identity/logo?

Novo Nordisk management has stressed their desire to maintain our autonomy and culture. We expect the logo and brand to be reviewed as part of the integration process that will occur post-closing.

Will I have the opportunity to work in other parts of Novo Nordisk’s business?

Given the breadth of Novo Nordisk’s organization, the acquisition is expected to provide many of you with expanded career and development opportunities. Opportunities to work with other parts of Novo Nordisk’s business are expected to be communicated after closing. It is important to remember that, until closing, it is business as usual, and the two companies are to operate separately.

Will there be any restructuring undertaken at Dicerna in anticipation of the transaction closing?

No. There is no pre-closing restructuring planned or required in connection with the acquisition. We intend to continue to run on a business-as-usual basis, and the merger agreement requires us to continue to operate in the ordinary course.

To whom should I refer press inquiries?

All inquiries from media/press should be referred to Amy Trevvett, VP of Corporate Communications (atrevvett@dicerna.com) or Kristen Sheppard, SVP of IR and Corporate Communications (ksheppard@dicerna.com).

To whom should I refer all shareholder, investor and analyst inquiries?

All inquiries from shareholders, investors and analysts should be referred to Kristen Sheppard, SVP of IR and Corporate Communications (ksheppard@dicerna.com).

As an employee of Dicerna, where should I go if I have further questions?

Please note that as we are just beginning integration planning, we expect to provide you with updates moving forward. In the interim, please send questions related to business/integration planning to Rob Ciappenelli, Chief Strategy Officer (rciappenelli@dicerna.com), and reach out to Susan Birdsey, SVP of HR (sbirdsey@dicerna.com), Megan Garrapy, Director of HR (mgarrapy@dicerna.com), Leigh Lozano, Director of HR (llozano@dicerna.com) and/or the ELT member who oversees your functional area for guidance on other matters.

GUIDELINES FOR ALL EMPLOYEES

Until the transaction closes, we will continue to operate as a separate, independent company. In addition to continuing to adhere to all Dicerna policies, applicable rules and regulations, we all MUST:

•	Conduct business as usual and focus on achieving our corporate goals for 2021.

•	Adhere to all trading blackouts as communicated by the Dicerna Legal Department.

•

Adhere to our disclosure policies and NOT post, “LIKE” or share any press releases, articles or commentary about the transaction on social media unless you are specifically authorized to do so by the Company. (Note: only the Dicerna corporate communications team is authorized to post commentary to social media.)

•	NOT share confidential, sensitive or commercially sensitive information with Novo Nordisk counterparts. Discuss all requests for information from Novo Nordisk with Legal.

•	NOT interact with Novo Nordisk employees on matters regarding the transaction and/or integration planning unless you are authorized to do so.

•	Stick to established public messaging (our press releases) for communications with third parties, partners and vendors.

•	NOT engage with media, analysts or shareholders. Refer all questions to Dicerna IR/Corporate Communications.

•	Report atypical requests by Novo Nordisk or by Dicerna to Legal.

Violations of these guidelines could jeopardize the transaction. If you have any questions or concerns, please discuss with your manager or the Legal and HR teams.

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Novo Nordisk A/S, a Danish aktieselskab (together with its subsidiaries, “Novo”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Dicerna Pharmaceuticals, Inc. (together with its subsidiaries, “Dicerna”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Novo will file a tender offer statement on Schedule TO and thereafter Dicerna will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Dicerna. Copies of the documents filed with the SEC by Dicerna will be available free of charge on Dicerna’s internet website at https://investors.dicerna.com/investor-relations or by contacting Dicerna’s investor relations contact at +1 617-514-2275. Copies of the documents filed with the SEC by Novo can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Novo, as well as the solicitation/recommendation statement to be filed by Dicerna, Dicerna will also file annual, quarterly and current reports with the SEC. Dicerna’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

The information contained in this communication is as of November 18, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law.

This communication contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna, Dicerna’s product candidates and Dicerna’s GalXCTM and GalXC-PlusTM RNAi technologies and the anticipated timing of closing of the proposed acquisition.

Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.